Filed by Hyseq, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Variagenics, Inc.
Commission File No.: 000-31035

Hyseq Pharmaceuticals
Variagenics Merger Announcement Conference Call
November 11, 2002
8:30 a.m.

OPERATOR: Good morning and welcome, ladies and gentlemen, to the Hyseq Pharmaceuticals and Variagenics merger announcement conference call.

At this time, I’d like to inform you that this conference is being recorded and that all participants are on a listen-only mode. If you wish to access the rebroadcast after the call is ended, you may do so by dialing 1-800-428-6051 and entering the pass code of 267576.

At the request of the company, we will open up the conference for questions and answers after the presentation.

At the request of the management of Hyseq Pharmaceuticals, the following statement is being read. This conference call contains forward-looking statements within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements maybe identified by such words as believe, expect, anticipate, should, may, estimate, hold, and potential, among others. These statements, including statements about the proposed merger, the reasons for timing of, and benefits of the proposed merger, and future financial and operating goals and results are based on management’s current expectations and beliefs and are subject to the number of risks, uncertainties, assumptions, and other factors that could cause results to differ materially from those forward-looking statements.

Such factors includes risks that the proposed merger may not be approved by stockholders, Hyseq’s or Variagenics inability to satisfy the closing conditions of the merger, risks that the two companies’ business will not be integrated successfully, costs related the proposed merger, the termination of existing pharmaceutical and biotechnology collaborations, the combined company’s inability to further identify, develop, and achieve commercial success for new products and technologies, the risk that the combined companies may be unable to successfully finance and secure regulatory approval of and market it drug candidates, risks associated with Variagenics’ technology, the combined company’s ability to protect its proprietary technologies, risks of new, changing, and competitive technologies and regulations in the U.S. and internationally, and other factors, such as economic, business, competitive, and/or regulatory factors affecting each companies’ businesses generally as set forth in Hyseq’s and Variagenics’

filings with the SEC, including their annual reports on Form 10-K for fiscal years ending 2001, their most recent quarterly reports on Form 10-Q, and their current reports on Form 8-K.

Hyseq and Variagenics each expressly disclaim any duty to update information contained herein.

Joining us today are Pete Garcia, SVP and CFO of Hyseq Pharmaceuticals; Dr. Ted Love, President and CEO of Hyseq Pharmaceuticals, and Mr. Jay Mohr, President and CBO of Variagenics. I now would like to turn the conference over to Dr. Ted Love. Please go ahead, sir.

TED LOVE, PRESIDENT/CEO, HYSEQ PHARMACEUTICALS: Thank you very much. After that substantial disclaimer statement, I think I can safely say I’m very pleased to announce the merger of Hyseq Pharmaceuticals and Variagenics. We are excited about this because it creates a very strong company, and a company that is focused on development of products.

I’d like to take a few minutes and give all of you an overview of what the new company will be about.

Number one, the company will be continued to focus on development of alfimeprase, which is a very exciting and novel thrombolytic that we are currently developing with Amgen. The advantages of that molecule are quite important. We thank it will be faster and more effective at lysing clots than any other product in this category currently in the market.

The first indication that we’re going after is peripheral arterial occlusion; that is a substantial problem that affects more than 100,000 patients per year in the U.S. alone.

We’ll also be studying in other indications for clots lysis problems, specifically catheter clearance and DVT. And once you combine all these, the market is quite substantial for the product, representing more than half a billion dollars a year in U.S. sales, potentially.

In terms of the stage of product, we are currently dosing patients in phase one clinical trials in seven U.S. centers. We plan to complete those studies to move into phase one, phase two clinical studies in the first half of 2003 of next year.

The second thing I’d like to emphasize is that the company will continue to have a robust drug development pipeline based upon our proprietary human proteins and significant intellectual property. At this stage, we have a very large collection of secreted protein genes, which have been cloned and are currently being evaluated in a number of cell and animal based assays internally and with our collaborators.

From the diagnostic side, we have a very strong cancer diagnostic program. This program was built leveraging Variagenics’ expertise in pharmacogenomics and takes advantage of its strong intellectual property estates. The program in cancer diagnostics is proprietary. It’s focused on development of novel, high value molecular diagnostic products which will guide the treatment of patients with colorectal cancer.

The first study in this program was launched in September of 2002, studying 5FU toxicity — 5FU is the most commonly prescribed chemotherapy for the treatment of patients with colorectal cancer. This study was launched in collaboration with a major academic institution in Amsterdam, and the goal of the program is to identify genetic markers predictive of the toxicity of 5FU.

The program is substantial and it involves analysis of more than 100 patients with colorectal cancer who have experienced side effects following treatment with 5FU.

In terms of timing of that program, we anticipate that the first home-brew products will be launched in Q2 2004 in partnership with major reference laboratories.

In terms of the market, it’s quite substantial that more than 200,000 patients diagnosed with colorectal cancer each year in the U.S. alone. Approximately half of these patients receive chemotherapy, and this represents a great opportunity for the introduction of our high value and patented-protected blood molecular diagnostics. We also want to stress that oncologists are very oriented toward treatment of molecular biology and staging in treatment of patients that we think these products will be well received.

The fourth thing I would like to emphasize is the strong partnerships brought to the new company by both entities. Again, I’ve already mentioned the Amgen collaboration, which is a 50/50 partnership focused on development of alfimeprase. Number two, Hyseq brought a collaboration with Kirin, which is focused on studying 50 of our human genes in a mouse models to begin to figure out what these genes so we can advance them into human clinical studies.

Similarly, Hyseq brings a collaboration with Deltagen, which is focused on knocking out approximately 200 human genes — again, to understand the function of these genes with an aim of advancing these into human clinical studies.

Variagenics brings to the collaboration a strong collaboration with Novartis. This collaboration has been focused on understanding Gleevec and predicting the efficacy of Gleevec in patients with prostate cancer. The program is currently in phase two clinical studies.

Secondly, there is a collaboration with Brigham and Women’s Hospital under the leadership of Paul Ridker there in the PRINCE study, which is a large scale pharmacogenomic study exploring the contribution of genetic variability to patients who respond following treatment with pravastatin , which is a major cholesterol-lowering agent. We expect results from this in Q1 2003

The fifth thing I’d like to emphasize is the company is well capitalized. We expect the capital in the company to be able to fund our operation through approximately December of 2004.

Just to give you a little bit of understanding about the company’s structure and location. The new company will have approximately 110 to 120 employees following close of the transaction. The company will be headquartered in Sunnyvale, California. The clinical operations, biotherapeutic research and discovery, will reside in Sunnyvale, California. The molecular diagnostics programs will reside in Cambridge, Massachusetts. The new company will have a new name and ticker symbol, and will be traded on NASDAQ.

In terms of the board of directors, George Rathmann will be chairman of the company. George is currently the chairman of Hyseq and will, as I said, be chairman of the new company. The new board will have a total of seven members, with three additional members coming from Hyseq and Variagenics’ current boards.

The management of the company will include myself in the role of the President and CEO and board member.

And now I’d like to turn the call over to Pete Garcia, Hyseq’s Chief Financial Officer, to discuss financial details of the merger — Pete.

PETE GARCIA, CHIEF FINANCIAL OFFICER, HYSEQ: Thank you, Ted. Good morning, everyone. I’ll spend a few minutes just to go over the terms of the transaction.

The transaction will be completed through a reverse triangular stock for stock merger. Under the terms of the agreement, each share of Variagenics’ common stock will be exchanged for a fixed ratio of 1.6451 shares Hyseq’s common stock. So as an example, if you currently own 1,000 shares of Variagenics’ stock, then as a result of the merger, you will receive 1,645 shares of Hyseq’s stock.

This exchange ratio implies an equity ownership stake in the combined company of approximately 64 percent for Variagenics shareholders and 36 percent for Hyseq’s shareholders.

While the nominal value of consideration for Variagenics’ shareholders adjusts with Hyseq’s stock price, based upon the November 8th closing price, this exchange ratio implies a purchase price for Variagenics of $55.9 million or $2.22 per common share of Variagenics.

The deal is structured as a tax-free reorganization for federal income tax purposes. While we are working to complete the merger as quickly as possible, we expect the transaction to close by February 2003, subject to approval of Hyseq and Variagenics shareholders, as well as customary regulatory approvals.

I’d like to thank our financial advisors in the transaction. Bank of America Securities represented Hyseq Pharmaceuticals, and SG Cowen Securities Corporation represented Variagenics.

At this point, I’d like to turn the call over to Jay Mohr, Chief Business Officer of Variagenics.

JAY MOHR, CHIEF BUSINESS OFFICER, VARIAGENICS: Thank you, Pete, and good morning.

Please let me first start by saying that we are also very excited about the opportunities that are created by joining forces with Hyseq. I’m extremely proud of what the Variagenics team has accomplished to date. We are successfully transiting our leadership in pharmacogenomics to become a product-focused molecular diagnostics player.

Our business has also been validated recently through significant corporate and academic partnerships, which Ted has already referred to earlier in the call. Integrating forward with therapeutic products is a logical and natural step for Variagenics. Hyseq is a high-quality organization with a super management and scientific team, and we look forward to working with them in the very near future.

One of the first and most immediate actions will be the establishment of an integration team. We’ve seen the representatives from both Hyseq and Variagenics coming together to identify the major resources that will be required for our major focused programs. The team will be instrumental in assessing each of these current programs and will make recommendations regarding the future of each program through the new management team and to the board.

With that I’ll turn the call back to Ted, who’ll finish the call.

LOVE: Thank you, Jay. Before we begin to take questions, I’d just like to recap some of the major point.

Number one, we’re very excited about the merger because it creates a strong company and a company, which is product-focused. The key assets brought to the table by both companies include alfimeprase, a development pipeline which is substantial in biotherapeutics, an important cancer diagnostics program, substantial intellectual property brought to the table by both companies, and premier partnership.

In addition, I’d like to add that the company will be aggressively looking at opportunities to bring in additional therapeutic products. I’d also like to point out that programs in the new company will be pushed to aggressively meet milestones in order to achieve near-term revenue generation.

Now I’d like to end our prepared comments and open the floor for questions.

OPERATOR: Thank you, sir. The question and answer session will begin at this time. If you’re using a speakerphone, please pick up the handset before pressing any numbers. Should you have a question, please press star one on your pushbutton telephone. If you wish to withdraw that question, please press the star two. Your questions will taken in the order that they are received.

Please stand by for your first question, sir.

Our first question in queue comes from Mark Ort with Glazer Capital. Please state your question, sir.

PAUL GLAZER , GLAZER CAPITAL: Yes. This is Paul Glazer , Glazer Capital. I was wondering, what are the significant conditions for the closing of the transaction?

LOVE: Lily , why don’t you start with that? Lily is the general counsel of Hyseq Pharmaceuticals.

LILY: There are customary closing conditions that include effectiveness of the registration statements on Form S-4 , obviously stockholder approval of both companies’ stockholders, and there is one additional condition for Hyseq that we shall not have received an order from the Food and Drug Administration that places the (INAUDIBLE) ...

GLAZER (ph): I’m sorry, can you say that more slowly?

LILY: There’s one last condition that the FDA shall not have placed the phase one clinical studies of alfimeprase on clinical hold based on an alfimeprase-caused death.

GLAZER : Based on a what?

LILY: Alfimeprase-caused death.

GLAZER : OK.

LILY Which certainly hasn’t happened yet.

GLAZER : Are there any balance sheet conditions? I noticed (INAUDIBLE) because of the cash balance in Variagenics’ books?

LOVE: No. There is not a cash balance closing condition. However, there are, in the agreement, representations about the cash balance as of the end of October, and there are also a number of conditions in terms of how the businesses are run going forward in terms of cash management.

GLAZER : OK. I understand. Thank you.

LOVE: Thank you.

OPERATOR: Thank you. Our next question in queue comes from Tony Reiner with the Clinton Group. Please state your question, sir.

TONY REINER, CLINTON GROUP: Oh, hi. Good morning, and congratulations.

LOVE: Good morning.

REINER : Is – can you just tell if Variagenics received any sort of below dollar letter from the NASD, or any sort of, you know, requirement, you know, which just may have been one of the motives behind the deal, for instance?

MOHR: Hi. This is Jay Mohr from Variagenics. Let me just answer your second question first, and then I’ll come back to your first question.

We have been looking at various strategic transactions for quite a long period of time, though we, again, to reiterate what (INAUDIBLE), we looked at Hyseq, thought it was a great match with our company, very product-focused, and the management team and its experience with product development was a natural fit for us.

To your second question, we did receive a NASDAQ delisting letter about two weeks ago. That issue did not factor into this particular transaction.

REINER: OK. I’m sorry, go ahead. Did I interrupt you?

LOVE: No, no. I was just thanking Jay .

REINER: OK. You’ve actually (INAUDIBLE) went ahead and answered another question. So, I appreciate (INAUDIBLE). Thank you very much.

OPERATOR: Thank you. As a reminder, ladies and gentlemen, should you have any further questions, please press star, one on your push-button telephones at this time.

If there are no further questions, I will now turn the conference back to management to conclude.

LOVE: If we could just wait a little bit longer, I — sometimes people are a little reluctant. So maybe just give a few minutes for questions.

OPERATOR: Absolutely, sir.

As a reminder, should you have a question, please press star, one on your push-button telephones.

Sir, we do have one further question that comes from Donald Brungard with R&R Enterprises. Please state your question.

DONALD BRUNGARD, R&R ENTERPRISES : Yes, I was just curious if you could tell me what’s going to be the result of the merger in terms of the management of both organizations.

LOVE: At this point, all I can say is what I’ve already said, and that is that George Rathmann, current Chairman of Hyseq, will be Chairman of the new company. I’m currently CEO and President and a Board member of Hyseq, and I will have those same positions in the new company, as well. As Jay mentioned, there will be an integration team. That team has actually already been established and will immediately go to work on determining what the additional structure of the new company will be.

BRUNGARD: OK, thank you.

OPERATOR: Thank you. Our next question comes from Daniel Declue with SF Investments .

DANIEL DECLUE, SF INVESTMENTS : Thank you. Congratulations on the transaction.

I’d like to know if the addition of the additional resources that Variagenics brings to the merger will have any meaningful impact on the pace of development of Hyseq’s compound.

LOVE : I’ll start out with that and defer also to Jay.

I think that there will be some impact. There’s no doubt that in addition to bringing intellectual property expertise in cancer diagnostics and pharmacogenomics, there’s a fair — there’s a substantial amount of capital being brought to the table by Variagenics. So without a doubt, that capital will likely result in an increased pace and an increased likelihood of success for Alfimeprase. But beside that, I would say that’s probably the most direct way that it will have impact.

MOHR: Yes, on our side — on the Variagenics side, I think again, this gives us a much stronger focus towards product development in the product — more commercialization orientation. So I believe that this will help us, also, focus our efforts and become much efficient in bringing our first products to the market. So I think, again, it’s a — it’s a positive — a win/win for both companies.

DECLUE: If I could follow up, and I recognize that there are very specific circumstances that apply in any transaction such as this, but do you think that the type of decision that you’ve made here in terms of combining these two companies is a type of model that’s likely to be visible in the future from other participants in the industry?

LOVE: Well, it’s a little bit hard for me to forecast what other companies will do, but I would just speak for us in that it makes a great deal of sense because we’ve had assets and we have weaknesses. Variagenics has assets and weaknesses. And one of the things that we recognized during this process was that in addition to bringing great people together, we were bringing companies together which were complimentary.

So, from our perspective, it certainly represents something that could be done and perhaps should be done, but it’s a little bit hard for me to forecast what other companies will do.

DECLUE: Of course. Thank you.

OPERATOR: Once again, ladies and gentlemen, should you have any further questions, please press star, one on your push-button telephones at this time.

Our next question comes once again from Donald Brungard. Please state your question.

BRUNGARD: Yes, I’m curious as to what is the total amount of liquid cash and other security assets that are being brought to the new company from Variagenics.

LOVE : Well, Pete, why don’t you refer to that? And Rick will also chime in there.

GARCIA: Sure. I’ll just refer to Variagenics September 30 numbers. In terms of cash and marketable securities, they had $60.8 million.

LOVE : Rick, did you want to — Rick is the Chief Financial Officer for Variagenics. Rick, would you like to add anything?

RICHARD SHEA, CHIEF OPERATING OFFICER, CFO & TREASURER, Variagenics, INC.: No, I think we just — we’d give the amount of cash that we had in our — as of September 30 — 60.8 million. We had given guidance that we’d be running at a burn rate for the fourth quarter of approximately $4 million.

BRUNGARD: And as a follow-up, how many employees of the new company will come from Variagenics?

LOVE: We have not made those decisions yet. What we’ve — what we have decided, though, is that the new company will be focused on products. It’ll be focused on the specific programs that we think will drive shareholder value most assuredly and most rapidly. And then the decisions about how the new company will be structured and will be in that new company will be organized to match up with those priorities.

BRUNGARD: Thank you.

OPERATOR: At this time, gentlemen, I’m showing no further questions.

LOVE: Right. Well, at this point, I’d just like to end by briefly summing everything up from — at least from our perspective.

Number one, as I mentioned earlier, we’re very excited about the merger because we think it creates a stronger company, a company which is product-focused, and a company which can rapidly build shareholder value for both the shareholders of Variagenics and Hyseq.

We also look forward to updating you in the future on new milestones and future development in the near future as they develop. And again, I’d like to thank all of you for joining the call today.

OPERATOR: Thank you. Ladies and gentlemen, if you wish to access the replay for this call, you may do so by dialing 1-800-428-6051 or 973-709-2089 with an ID number of 267576. This concludes our conference call for today. Thank you all for participating, and have a great day. All parties may now disconnect.

END